UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

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Commission File Number: 001-40212

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Connect Biopharma Holdings Limited
(Translation of registrant's name into English)
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12265 El Camino Real, Suite 350
San Diego, CA 92130, USA
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Departure of Directors or Certain Officers

Through its subsidiary, Connect Biopharm LLC, Connect Biopharma Holdings Limited (the “Company”) has entered into an employment transition agreement (the “Zheng Wei Transition Agreement”) with Zheng Wei, Ph.D. Pursuant to the Zheng Wei Transition Agreement, Dr. Zheng Wei has agreed to serve as a non-executive employee in the role of Senior Advisor to the Company until the earlier of (i) December 31, 2024, or (ii) the date on which Dr. Zheng Wei’s employment terminates.

While Dr. Zheng Wei continues to serve as Senior Advisor, he will receive an initial base salary of $539,000 per year, remain bonus eligible with the same target bonus opportunity as currently in effect, participate in the Company’s employee benefit plans, receive reimbursements for reasonable out-of-pocket business expenses, and be entitled to vacation or paid time off in accordance with applicable Company policy, and his equity awards will continue to vest according to their terms.

Through its subsidiary, Connect Biopharma HongKong Limited, the Company has entered into an employment transition agreement (the “Wubin Pan Transition Agreement”) with Wubin Pan, Ph.D. Pursuant to the Wubin Pan Transition Agreement, Dr. Wubin Pan has agreed to serve as a non-executive employee in the role of General Manager of Greater China Operations of the Company until the earlier of (i) December 31, 2024, or (ii) the date on which Dr. Wubin Pan’s employment terminates.

While Dr. Wubin Pan continues to serve as General Manager of Greater China Operations, he will receive an initial base salary of $512,000 per year, remain bonus eligible with the same target bonus opportunity as currently in effect, participate in the Company’s employee benefit plans, receive reimbursements for reasonable out-of-pocket business expenses, and be entitled to vacation or paid time off in accordance with applicable Company policy, and his equity awards will continue to vest according to their terms.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-264340) and Form S-8 (File Nos. 333-254254 and 333-266006) of the Company, filed with the Securities and Exchange Commission, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 2, 2024	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer